UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR [_] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: N/A

Commission file number: ______________

TIMMINS GOLD CORP.
(Exact Name of Registrant as Specified in its charter)

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code)

570 Granville Street, Suite 1900
Vancouver, British Columbia
V6C 3P1
(604) 682-4002
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9070
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[_] Annual information form	[_] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[_] Yes [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[_] Yes [_] No

PRINCIPAL DOCUMENTS

The documents filed as Exhibits 99.1 through 99.106 hereto, each of which is incorporated by reference into this registration statement on Form 40-F, contain all information material to an investment decision that Timmins Gold Corp. (“the Registrant”), since March 31, 2010, made or was required to make public pursuant to Canadian securities laws.

Exhibits 99.6 and 99.96, which are incorporated by reference into this registration statement on Form 40-F, contain the required reconciliations to United States Generally Accepted Accounting Principles (GAAP) of certain financial statements included in this registration statement.

DESCRIPTION OF THE SECURITIES

See Exhibit 99.106 hereto, which is incorporated by reference into this registration statement on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CAUTIONARY NOTE REGARDING MINERAL RESERVE ESTIMATES

The Registrant is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Guide 7”). This registration statement includes reserves reported in accordance with Guide 7 and also includes reserves and resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In addition, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of March 31, 2011:

CONTRACTUAL OBLIGATIONS

A summary of the Registrant’s contractual obligations at March 31, 2011 is summarized as follows:

	TOTAL	LESS	1-3	3-4	4-5	GREATER
		THAN 1	YEARS	YEARS	YEARS	THAN 5
		YEAR				YEARS
Payables	$9,978,066	$9,978,066	$-	$-	$-	$-
Long term debt (1)	$11,840,168	$-	$11,840,168	$-	$-	$-
Interest on long term debt (2)	$2,160,000	$2,160,000	$-	$-	$-	$-
Other long term obligations (3)	$2,980,942	$97,180	$583,080	$1,195,314	$-	$1,050,942
Future purchase commitments(4)	$40,784,570	$23,733,940	$17,050,640	$-	$-	$-

(1) Represents the principal portion of the Registrant’s gold-linked debt facility (the “Gold Loan”).
(2) Represents an estimated amount of interest owing on the Gold Loan calculated at 1% per month on principal of C$18 million
(3) Mining operations are subject to extensive environmental regulation in the jurisdiction in which they operate. Pursuant to environmental regulations, we are required to close our operations and reclaim and remediate the lands that operations have disturbed. Amounts reflect the estimated undiscounted cash outflows of such asset retirement obligations. Other long term obligations include property payments on certain exploration properties totaling $1.93 million over the next 4 years.
(4) The demobilization costs for the mining services contract with Peal de Mexico, S.A. de C.V., excluding IVA and any interest accretion, and the 23 estimated monthly payments for the Peal contract remaining as of March 31, 2011. Actual payments under the Peal contract vary based on monthly production.

FORWARD LOOKING INFORMATION

This registration statement and the documents incorporated herein by reference contain forward-looking statements about the Registrant’s future prospects, and the Registrant provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Registrant we refer you to our most recent Annual Information Form (included as Exhibit 99.85 hereto and available online at www.sedar.com). All statements in this registration statement (including statements incorporated herein by reference), other than statements of historical fact, that address production expectations, exploration drilling, exploitation activities and events or developments that the Registrant expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as such information constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Although the Registrant believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration results, cost of gold and silver production including changes in or the availability of supplies and consumables, the recovery of gold and silver from the leach pads, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Registrant’s management on the date the statements are made. Except as may be required by law, the Registrant undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant has prepared its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. Significant differences between Canadian GAAP and United States GAAP as pertains to the Registrant as at March 31, 2011 and 2010 and for each of the years in the three-year period ended March 31, 2011 are described in Exhibits 99.6 and 99.96 to this Registration Statement.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

B. Consent to Service of Process. Concurrently with the filing of this registration statement on Form 40-F, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

TIMMINS GOLD CORP.

By: /s/ Bruce Bragagnolo
Name: Bruce Bragagnolo
Title: Chief Executive Officer and Secretary

Date: October 26, 2011

EXHIBIT INDEX

99.1	Material Change Report – April 9, 2010
99.2	Material Change Report – April 27, 2010
99.3	Material Change Report – May 13, 2010
99.4	Material Change Report – June 24, 2010
99.5	Material Change Report – July 29, 2010
99.6	Differences Between Canadian and United States Generally Accepted Accounting Principles as at March 31, 2011
99.7	Consolidated Financial Statements for the Year Ended March 31, 2010 and 2009
99.8	Management Discussion and Analysis for the Year Ended March 31, 2010
99.9	Management Information Circular
99.10	Material Change Report – August 24, 2010
99.11	Interim Consolidated Financial Statements (Unaudited) for the Three Months Ended June 30, 2010
99.12	Management Discussion and Analysis for the Three Months Ended June 30, 2010
99.13	Material Change Report – August 31, 2010
99.14	Material Change Report – September 28, 2010
99.15	Material Change Report – October 6, 2010
99.16	Material Change Report – October 14, 2010
99.17	Material Change Report – November 16, 2010
99.18	Interim Consolidated Financial Statements (Unaudited) for the Six Months Ended September 30, 2010
99.19	Management Discussion and Analysis for the Six Months Ended September 30, 2010
99.20	Material Change Report – November 30, 2010
99.21	Material Change Report – November 30, 2010
99.22	Material Change Report – December 3, 2010
99.23	Material Change Report – December 14, 2010
99.24	Technical Report – Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico, dated as of November 30, 2010
99.25	Material Change Report – January 14, 2011
99.26	Material Change Report – January 20, 2011
99.27	Annual Information Form for the Year Ended March 31, 2010
99.28	Material Change Report – February 8, 2011

99.29	Material Change Report – February 10, 2011
99.30	Property Option Agreement between Soltoro Ltd. And Timmins Gold Corp., dated November 23, 2010 (incorporated by reference to the Registrant’s registration statement on Form F-4, filed with the Commission on February 10, 2011)
99.31	Material Change Report – February 11, 2011
99.32	Material Change Report – February 11, 2011
99.33	Material Change Report – February 18, 2011
99.34	Material Change Report – February 23, 2011
99.35	Interim Consolidated Financial Statements (Unaudited) for the Nine Months Ended December 31, 2010
99.36	Management Discussion and Analysis for the Nine Months Ended December 31, 2010
99.37	Material Change Report – March 2, 2011
99.38	Material Change Report – March 9, 2011
99.39	Material Change Report – March 15, 2011
99.40	Material Change Report – March 15, 2011
99.41	Material Change Report – March 16, 2011
99.42	Material Change Report – March 16, 2011
99.43	Material Change Report – March 17, 2011
99.44	Material Change Report – March 17, 2011
99.45	Material Change Report – March 18, 2011
99.46	Material Change Report – March 24, 2011
99.47	Material Change Report – March 24, 2011
99.48	Material Change Report – March 24, 2011
99.49	Material Change Report – May 11, 2011
99.50	Material Change Report – June 13, 2011
99.51	Consolidated Financial Statements for the Year Ended March 31, 2011 and 2010
99.52	Management’s Discussion and Analysis for the year ended March 31, 2011
99.53	Annual Information Form – June 29, 2011
99.54	Material Change Report – July 6, 2011
99.55	Material Change Report – July 6, 2011
99.56	News Release – July 7, 2011
99.57	News Release – July 7, 2011

99.58	Guarantee dated May 27, 2011
99.59	Guarantee dated May 27, 2011
99.60	General Security Agreement dated as of May 27, 2011
99.61	Timmins Gold Corp. Credit Agreement dated May 27, 2011
99.62	Material Change Report – July 12, 2011
99.63	Material Change Report – July 12, 2011
99.64	Notice of the Meeting and Record Date – July 13, 2011
99.65	Material Change Report – July 14, 2011
99.66	Material Change Report – July 21, 2011
99.67	Management Discussion and Analysis for the Year Ended March 31, 2011 (amended)
99.68	Management Discussion and Analysis for the First Quarter ended June 30, 2010 (amended)
99.69	Consolidated Interim Financial Statements June 30, 2010 (restated)
99.70	Consolidated Interim Financial Statements September 30, 2010 (restated)
99.71	Management Discussion and Analysis for the Second Quarter ended September 30, 2010 (amended)
99.72	News Release – July 26, 2011
99.73	Preliminary Short Form Prospectus – July 26, 2011
99.74	Special Warrant Indenture – July 26, 2011
99.75	Agency Agreement – July 26, 2011
99.76	Exploration and Option to Purchase Mineral Concessions Agreement between certain individuals and Timmins Goldcorp Mexico, S.A. De C.V. dated November 24, 2010
99.77	Consulting Agreement between Grandich Consulting, LLC and Timmins Gold Corp. dated March 1, 2011
99.78	Timmins Gold Corp. 2010 Stock Option Plan
99.79	Consent Letter dated June 1, 2009
99.80	News Release – August 4, 2011
99.81	Alternative Monthly Report – August 10, 2011
99.82	News Release – August 11, 2011
99.83	Final Short Form Prospectus – August 12, 2011
99.84	Amended & Restated Technical Report – August 12, 2011
99.85	Amended Annual Information Form – August 12, 2011
99.86	Material Change Report – August 18, 2011
99.87	Material Change Report – August 18, 2011
99.88	Material Change Report – August 18, 2011
99.89	News Release – August 18, 2011
99.90	News Release – August 18, 2011
99.91	Management Information Circular – August 19, 2011
99.92	News Release – August 23, 2011
99.93	Material Change Report – August 23, 2011
99.94	News Release – September 1, 2011
99.95	Material Change Report – September 1, 2011
99.96	Differences Between Canadian and United States Generally Accepted Accounting Principles as at March 31, 2010
99.97	Alternative Monthly Report – September 8, 2011
99.98	Alternative Monthly Report – September 9, 2011
99.99	Interim Consolidated Financial Statements (Unaudited) for the Three Months ended June 30, 2011
99.100	Management Disucssion and Analysis for the First Quarter ended June 30, 2011
99.101	New Release – September 14, 2011
99.102	Material Change Report – September 14, 2011
99.103	News Release – September 20, 2011
99.104	Material Change Report – September 20, 2011
99.105	Material Change Report – October 26, 2011
99.106	Description of the Securities of the Registrant (incorporated by reference to the Registrant's registration statement on Form F-4 filed with the Commission on February 10, 2011)
99.107	Consent of Deloitte & Touche LLP
99.108	Consent of Independent Mining Consultants, Inc.
99.109	Consent of Alan J. San Martin
99.110	Consent of Christopher A. Jacobs
99.111	Consent of Mani M. Verma
99.112	Consent of Richard M. Gowans
99.113	Consent of William J. Lewis